UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Fourth Quarter and Full Year 2020 Consolidated Results

2.	Fourth Quarter and Full Year 2020 Consolidated Earnings Results Presentation

Item 1

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States.. As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, March 11th, 2021. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 2,349.5 billion (Ps 105.4 pesos per share) for 2020 versus a Ps 3,034.4 billion (Ps 136.2 pesos per share) figure reported for 2019. ROAE was 11.7% and ROAA was 1.5% for 2020.

Key results of the quarter:

•	2020 was a sad year which will be mostly remembered for the terrible loss of life and financial havoc wreaked by the Coronavirus pandemic.

•	Amid this terrible year, Aval’s diversification strategy and its approach to profitable and sustainable growth and risk management paid off. As a result, Grupo Aval reported consolidated attributable net income for the year of Ps 2,349.5 billion (Ps 105.4 pesos per share), a decline of only 23% versus its all-time high (Ps 3,034.4 billion) during 2019.

•	ROAE was 11.7% and ROAA was 1.5% for 2020.

•	Consolidated assets grew 15.8% year-on-year, to Ps 323 trillion, consolidated gross loans grew 12.5% year-on-year, to Ps 202 trillion and consolidated deposits grew 20.7% year on year, to Ps 212 trillion. Asset growth in Central America (of almost 35%) was aided by the acquisition of Multibank.

•	Since March 2020 Aval’s banks deployed debtor relief programs that benefitted over 30% of the Colombian loan portfolio and approximately 45% of Central America’s loan portfolio. As of December, active debt reliefs amounted to approximately 7.3% of the Colombian loan portfolio and 23% of Central America’s loan portfolio. Of all loans that have concluded their relief periods 5.4% are currently past due 30 days or more (1.4% as a percentage of our total consolidated loan portfolio).

•	Cost of risk for 2020 was conservatively booked based on Aval’s (banks) estimations of potential losses and not necessarily on loan past due ratios because past due ratios are still positively impacted by loan relief programs.

•	Cost of risk for 2020 was 3.0% up from 2.2% in 2019. As we work towards normalizing Aval’s exposure to Avianca, provision expense included an increase to approximately 45% coverage of our total exposure (up from 2% a year earlier).

•	The ratio of +30 days past due loans increased from 4.4% at the end of 2019 to 4.9% at the end of 2020. +30 day past due loans for our commercial loan portfolio increase 60 bps from 3.9% to 4.5% and in our consumer portfolio by 56 bps from 4.80% to 5.36%.

•	While the Central bank reduced interest rates by 250 bps during 2020, Aval’s consolidated NIM on loans decreased from 6.4% in 2019 to 6.0% in 2020. Total NIM decreased by 50 bps from 5.7% in 2019 to 5.2% in 2020.

•	After plunging in 2Q20, gross fee income continued its recovery during the last quarter, growing 10% when compared to the previous quarter. However, gross fee income decreased by 4.1% during 2020.

•	Other Operating Income increased significantly, by almost 61% versus the previous year, driven by

(i) derivative and foreign exchange gains and (ii) gains on sale of fixed income investments.

•	Income from our non-financial sector operations grew 19% when compared to 2019, mainly due to better performance from the oil and gas sector (Promigas).

•	Expenses increased 4.7% in the year after adding to the base the Multibank expenses (which were not part of the 2019 base). Our cost to income ratio improved from 47.6% in 2019 to 46.0% in 2020 and our cost to assets ratio improved from 3.8% in 2019 to 3.4% in 2020.

•	Our funding and liquidity positions continued strong, as evidenced by the Deposits/Net Loans ratio of 1.08x and the Cash/Deposits ratio of 16.1% at year end.

2

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, March 11th, 2021. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 2,349.5 billion (Ps 105.4 pesos per share) for 2020 versus a Ps 3,034.4 billion (Ps 136.2 pesos per share) figure reported for 2019. ROAE was 11.7% and ROAA was 1.5% for 2020.

	COP $tn	4Q19	3Q20	4Q20	4Q20 vs 4Q19	4Q20 vs 3Q20
Balance Sheet	Gross Loans	$ 179.4	$ 210.0	$ 201.8	12.5%	-3.9%
	Deposits	$ 175.5	$ 217.1	$ 211.8	20.7%	-2.4%
	Deposits/Net Loans	1.01 x	1.07 x	1.08 x	0.07 x	0.01 x

Loan Quality	90 days PDLs / Gross Loans	3.3%	3.2%	3.6%	31 bps	35 bps	2019	2020	20 vs 19
	Allowance/90 days PDLs	1.40 x	1.48 x	1.52 x	0.12 x	0.04 x
	Cost of risk	2.1%	2.9%	3.5%	144 bps	60 bps	2.2%	3.0%	77 bps

Profitability	Net interest margin	5.6%	5.1%	5.3%	(34) bps	22 bps	5.7%	5.2%	(53) bps
	Fee income Ratio	27.3%	21.2%	21.0%	(626) bps	(19) bps	25.5%	22.0%	(351) bps
	Efficiency Ratio	52.1%	44.0%	42.9%	(912) bps	(102) bps	47.6%	46.0%	(155) bps
	Attributable net income	$ 0.72	$ 0.69	$ 0.64	-11.2%	-8.1%	$ 3.03	$ 2.35	(22.6%)
	ROAA	1.9%	1.5%	1.7%	(15) bps	22 bps	2.0%	1.5%	(55) bps
	ROAE	14.6%	13.6%	12.3%	(236) bps	(131) bps	16.4%	11.7%	(472) bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Grupo Aval Acciones y Valores S.A. Consolidated Financial Statements Under IFRS Information in Ps. Billions

Consolidated Statement of Financial Position	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Cash and cash equivalents	30,117.2	39,012.4	34,025.5	-12.8%	13.0%
Trading assets	9,113.7	10,544.5	11,038.9	4.7%	21.1%
Investment securities	26,000.3	35,710.4	36,061.8	1.0%	38.7%
Hedging derivatives assets	166.6	35.1	156.2	N.A.	-6.2%
Total loans, net	173,942.3	202,591.1	195,542.0	-3.5%	12.4%
Tangible assets	8,950.4	9,395.2	8,974.0	-4.5%	0.3%
Goodwill	7,348.6	8,405.5	7,713.8	-8.2%	5.0%
Concession arrangement rights	7,521.5	8,451.5	9,187.6	8.7%	22.2%
Other assets	15,672.0	19,719.4	20,196.2	2.4%	28.9%
Total assets	278,832.6	333,865.1	322,895.9	-3.3%	15.8%
Trading liabilities	962.4	1,381.2	1,452.6	5.2%	50.9%
Hedging derivatives liabilities	94.3	191.6	56.6	-70.4%	-39.9%
Customer deposits	175,491.4	217,117.8	211,841.6	-2.4%	20.7%
Interbank borrowings and overnight funds	9,240.5	8,364.4	7,179.6	-14.2%	-22.3%
Borrowings from banks and others	19,803.3	23,546.5	19,654.5	-16.5%	-0.8%
Bonds issued	21,918.3	29,510.9	27,760.8	-5.9%	26.7%
Borrowings from development entities	3,882.5	3,990.0	4,029.8	1.0%	3.8%
Other liabilities	14,091.6	14,337.4	15,480.7	8.0%	9.9%
Total liabilities	245,484.3	298,439.8	287,456.3	-3.7%	17.1%
Equity attributable to owners of the parent	19,850.6	20,812.7	20,657.3	-0.7%	4.1%
Non-controlling interest	13,497.7	14,612.6	14,782.3	1.2%	9.5%
Total equity	33,348.3	35,425.3	35,439.6	0.0%	6.3%
Total liabilities and equity	278,832.6	333,865.1	322,895.9	-3.3%	15.8%

Consolidated Statement of Income	4Q19	3Q20	4Q20	Δ
Interest income	5,055.7	5,108.8	4,816.6	-5.7%	-4.7%
Interest expense	2,160.3	2,079.5	1,764.4	-15.2%	-18.3%
Net interest income	2,895.4	3,029.3	3,052.1	0.8%	5.4%
Loans and other accounts receivable	1,030.6	1,615.3	1,908.5	18.2%	85.2%
Other financial assets	(5.3)	12.8	3.6	-72.0%	-168.1%
Recovery of charged-off financial assets	(103.3)	(89.4)	(103.0)	15.2%	-0.2%
Net impairment loss on financial assets	922.1	1,538.7	1,809.1	17.6%	96.2%
Net interest income, after impairment losses	1,973.3	1,490.7	1,243.0	-16.6%	-37.0%
Net income from commissions and fees	1,494.0	1,267.3	1,385.8	9.4%	-7.2%
Gross profit from sales of goods and services	539.0	734.2	1,016.0	38.4%	88.5%
Net trading income	(36.2)	201.3	86.5	-57.0%	N.A
Net income from other financial instruments mandatory at FVTPL	55.2	59.7	59.7	0.0%	8.1%
Total other income	526.2	679.5	988.5	45.5%	87.9%
Total other expenses	2,849.7	2,625.4	2,829.4	7.8%	-0.7%
Net income before income tax expense	1,701.9	1,807.2	1,950.2	7.9%	14.6%
Income tax expense	418.8	565.5	547.1	-3.3%	30.6%
Net income for the period	1,283.1	1,241.7	1,403.1	13.0%	9.4%
Non-controlling interest	568.0	550.8	768.0	39.4%	35.2%
Net income attributable to owners of the parent	715.1	690.9	635.1	-8.1%	-11.2%

Key ratios	4Q19	3Q20	4Q20	YTD 2019	YTD 2020
Net Interest Margin(1)	5.6%	4.9%	5.0%	5.6%	5.1%
Net Interest Margin (including net trading income)(1)	5.6%	5.1%	5.3%	5.7%	5.2%
Efficiency ratio(2)	52.1%	44.0%	42.9%	47.6%	46.0%
ROAA(3)	1.9%	1.5%	1.7%	2.0%	1.5%
ROAE(4)	14.6%	13.6%	12.3%	16.4%	11.7%

90 days PDL / Gross loans (5)	3.3%	3.2%	3.6%	3.3%	3.6%
Provision expense / Average gross loans (6)	2.1%	2.9%	3.5%	2.2%	3.0%
Allowance / 90 days PDL (5)	1.40	1.48	1.52	1.40	1.52
Allowance / Gross loans	4.6%	4.7%	5.4%	4.6%	5.4%
Charge-offs / Average gross loans (6)	4.1%	2.7%	1.5%	2.7%	2.0%

Total loans, net / Total assets	62.4%	60.7%	60.6%	62.4%	60.6%
Deposits / Total loans, net	100.9%	107.2%	108.3%	100.9%	108.3%
Equity / Assets	12.0%	10.6%	11.0%	12.0%	11.0%
Tangible equity ratio (7)	9.2%	7.9%	8.3%	9.2%	8.3%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,465.0	891.0	1,155.0	1,465.0	1,155.0
Preferred share price (EoP)	1,460.0	898.0	1,194.0	1,460.0	1,194.0
BV/ EoP shares in Ps.	890.9	934.1	927.1	890.9	927.1
EPS	32.1	31.0	28.5	136.2	105.4

P/E (8)	11.4	7.2	10.5	10.7	11.3
P/BV (8)	1.6	1.0	1.3	1.6	1.3

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Statement of Financial Position Analysis

1. Assets

Total assets as of December 31st, 2020 totaled Ps 322,895.9 billion showing an increase of 15.8% versus December 31st, 2019 and a decrease of 3.3% versus September 30th, 2020. Growth in assets was mainly driven by (i) an 12.4% year over year growth in total loans, net to Ps 195,542.0 billion,(ii) a 38.7% year over year growth for investment securities equivalents to Ps 36,061.8 billion and (iii) a 13.0% yearly growth in cash and cash equivalents to Ps 34,025.5 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 14.2% versus December 31st, 2019 and 0.8% versus September 30th, 2020; for total loans, net growth would have been 10.8% versus December 31st, 2019 and 0.8% versus September 30th, 2020; for investment securities growth would have been 36.9% versus December 31st, 2019 and 5.9% versus September 30th, 2020; and for cash and cash equivalents 10.9% versus December 31st, 2019 and -8.0% versus September 30th, 2020.

Multi Financial Group contributed with Ps. 16.5 trillion in assets (USD 4.8 billion).

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 12.5% between December 31st, 2019 and December 31st, 2020 to Ps 201,753.5 billion (10.8% excluding FX) mainly driven by (i) a 12.2% increase in Commercial loans to Ps 110,986.9 billion (10.9% excluding FX), (ii) a 10.0% increase in Consumer loans to Ps 65,835.5 billion (8.3% excluding FX), (iii) a 21.4% increase in Mortgages loans to Ps 24,558.8 billion (18.4% excluding FX).

Multi Financial Group contributed with Ps. 11.6 trillion in gross loans (USD 3.4 billion). Ps. 6.7 trillion in commercial loans (USD 1.9 billion), Ps. 2.6 trillion in consumer loans (USD 0.8 billion) and Ps. 2.4 trillion in mortgages loans (USD 0.7 billion).

Interbank & overnight funds increased by 72.6% to Ps 4,693.7 billion (68.3% excluding FX) during the last twelve months.

Loss allowance was Ps 10,905.2 billion as of December 31st, 2020 taking net loans to Ps 195,542.0 billion.

Total loans, net	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Gross loans
Commercial loans	98,936.7	117,186.3	110,986.9	-5.3%	12.2%
Consumer loans	59,840.5	66,513.4	65,835.5	-1.0%	10.0%
Mortgages loans	20,221.7	25,954.0	24,558.8	-5.4%	21.4%
Microcredit loans	410.3	373.8	372.3	-0.4%	-9.3%
Gross loans	179,409.2	210,027.5	201,753.5	-3.9%	12.5%
Interbank & overnight funds	2,719.0	2,512.1	4,693.7	86.8%	72.6%
Total gross loans	182,128.1	212,539.7	206,447.2	-2.9%	13.4%
Loss allowance	(8,185.8)	(9,948.6)	(10,905.2)	9.6%	33.2%
Allowance for impairment of commercial loans	(4,189.4)	(4,794.7)	(5,281.3)	10.1%	26.1%
Allowance for impairment of consumer loans	(3,555.0)	(4,547.6)	(4,939.0)	8.6%	38.9%
Allowance for impairment of mortgages	(351.6)	(494.6)	(560.9)	13.4%	59.5%
Allowance for impairment of microcredit loans	(89.8)	(111.7)	(124.0)	11.1%	38.1%
Total loans, net	173,942.3	202,591.1	195,542.0	-3.5%	12.4%

5

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
General purpose	68,814.0	82,341.5	79,451.5	-3.5%	15.5%
Working capital	15,476.3	18,987.3	16,164.8	-14.9%	4.4%
Financial leases	10,348.9	10,930.4	10,636.6	-2.7%	2.8%
Funded by development banks	3,547.0	3,932.9	3,900.2	-0.8%	10.0%
Overdrafts	470.0	726.7	562.7	-22.6%	19.7%
Credit cards	280.5	267.5	271.1	1.4%	-3.3%
Commercial loans	98,936.7	117,186.3	110,986.9	-5.3%	12.2%
Payroll loans	26,325.7	29,765.7	30,603.7	2.8%	16.3%
Personal loans	10,673.0	11,430.0	11,210.1	-1.9%	5.0%
Credit cards	16,610.8	17,261.5	16,336.8	-5.4%	-1.7%
Automobile and vehicle	5,759.6	7,524.0	7,116.0	-5.4%	23.6%
Financial leases	252.5	297.9	338.8	13.7%	34.2%
Overdrafts	83.7	84.7	78.9	-6.9%	-5.8%
Other	135.1	149.6	151.2	1.1%	12.0%
Consumer loans	59,840.5	66,513.4	65,835.5	-1.0%	10.0%
Mortgages	18,661.4	24,232.1	22,757.6	-6.1%	22.0%
Housing leases	1,560.3	1,722.0	1,801.1	4.6%	15.4%
Mortgages loans	20,221.7	25,954.0	24,558.8	-5.4%	21.4%
Microcredit loans	410.3	373.8	372.3	-0.4%	-9.3%
Gross loans	179,409.2	210,027.5	201,753.5	-3.9%	12.5%
Interbank & overnight funds	2,719.0	2,512.1	4,693.7	86.8%	72.6%
Total gross loans	182,128.1	212,539.7	206,447.2	-2.9%	13.4%

Over the last twelve months, guaranteed products such as auto and payroll loans have driven our loan portfolio growth in accordance with our banks’ strategies.

In Colombia, gross loans increased by 5.6% during the last twelve months and decreased 0.5% during the quarter. As for Central America, loans and receivables grew by 27.8% between December 31st, 2019 and December 31st, 2020 and decreased 9.8% in the last quarter; when excluding FX, growth would have been 22.0% and 1.6%, respectively.

Commercial loans grew by 12.2% over the year and -5.3% in the last quarter. In Colombia, commercial loans increased by 3.8% annually and decreased 3.3% over the quarter. As for Central America, commercial loans grew by 38.8% over the year and -9.6% in the last quarter; when excluding FX, growth in Central America would have been 32.5% and 1.7%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by payrolls loans. In Colombia, Consumer loans grew by 8.0% during the last twelve months and 4.4% between September 30th, 2020 and December 31st, 2020. Growth of our Central American operations was 14.0% over the year and -9.6% in the last quarter, excluding FX, growth would have been 8.9% during the last twelve months and 1.8% in the quarter.

6

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in all loan categories (commercial loans grew 6.3%, consumer loans grew 9.6% and mortgages grew 16.1%) .

Gross loans / Bank ($)	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Banco de Bogotá	116,483.7	143,624.6	135,845.5	-5.4%	16.6%
Domestic	61,247.9	65,374.3	65,258.7	-0.2%	6.5%
Central America	55,235.8	78,250.3	70,586.8	-9.8%	27.8%
Banco de Occidente	30,372.8	33,191.1	32,679.9	-1.5%	7.6%
Banco Popular	20,234.2	21,315.5	21,484.9	0.8%	6.2%
Banco AV Villas	12,165.1	11,841.5	11,885.6	0.4%	-2.3%
Corficolombiana	1,709.2	1,803.6	1,633.7	-9.4%	-4.4%
Eliminations	(1,555.8)	(1,748.8)	(1,776.0)	1.6%	14.2%
Gross loans	179,409.2	210,027.5	201,753.5	-3.9%	12.5%
Interbank & overnight funds	2,719.0	2,512.1	4,693.7	86.8%	72.6%
Total gross loans	182,128.1	212,539.7	206,447.2	-2.9%	13.4%

Gross loans / Bank (%)	4Q19	3Q20	4Q20

Banco de Bogotá	64.9%	68.4%	67.3%
Domestic	34.1%	31.1%	32.3%
Central America	30.8%	37.3%	35.0%
Banco de Occidente	16.9%	15.8%	16.2%
Banco Popular	11.3%	10.1%	10.6%
Banco AV Villas	6.8%	5.6%	5.9%
Corficolombiana	1.0%	0.9%	0.8%
Eliminations	-0.9%	-0.8%	-0.9%
Gross loans	100%	100%	100%

Of the total gross loans, 64.8% are domestic and 35.2% are foreign. In terms of gross loans (excluding interbank and overnight funds), 65.0% are domestic and 35.0% are foreign (reflecting the Central American operations).

Gross loans	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Domestic
Commercial loans	75,191.5	80,711.6	78,031.8	-3.3%	3.8%
Consumer loans	39,463.0	40,812.4	42,602.2	4.4%	8.0%
Mortgages loans	9,108.4	9,879.4	10,160.4	2.8%	11.5%
Microcredit loans	410.3	373.8	372.3	-0.4%	-9.3%
Interbank & overnight funds	1,256.9	1,222.0	2,553.1	108.9%	103.1%
Total domestic loans	125,430.2	132,999.2	133,719.8	0.5%	6.6%
Foreign
Commercial loans	23,745.2	36,474.7	32,955.1	-9.6%	38.8%
Consumer loans	20,377.4	25,701.0	23,233.3	-9.6%	14.0%
Mortgages loans	11,113.2	16,074.6	14,398.4	-10.4%	29.6%
Microcredit loans	-	-	-	-	-
Interbank & overnight funds	1,462.1	1,290.2	2,140.6	65.9%	46.4%
Total foreign loans	56,697.9	79,540.5	72,727.4	-8.6%	28.3%
Total gross loans	182,128.1	212,539.7	206,447.2	-2.9%	13.4%

7

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

The quality of our loan portfolio deteriorated during the quarter driven by the end of the credit reliefs mainly in the retail segment.

Our 30 days PDL to total loans closed 4Q20 in 4.9%, compared to 5.2% in 3Q20 and 4.4% in 4Q19. The ratio of 90 days PDL to total loans was 3.6% for 4Q20, compared to 3.2% for 3Q20 and 3.3% in 4Q19. Finally, the ratio of CDE Loans to gross loans was 8.1% in 4Q20, 7.3% in 3Q20, and 6.7% in 4Q19.

Commercial loans 30 days PDL ratio was 4.5% for 4Q20, 4.7% for 3Q20 and 3.9% for 4Q19; 90 days PDL ratio was 4.0%, 3.7% and 3.6%, respectively. Consumer loans 30 days PDL ratio was 5.4% for 4Q20, 5.7% for 3Q20 and 4.8% for 4Q19; 90 days PDL ratio was 3.0%, 2.4%, and 2.8%, respectively. Mortgages’ 30 days PDL ratio was 5.0% for 4Q20, 5.7% for 3Q20, and 4.8% for 4Q19; 90 days PDL ratio was 2.9%, 2.9% and 3.0%, respectively.

Total gross loans	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
''A'' normal risk	162,373.9	187,840.7	178,344.7	-5.1%	9.8%
''B'' acceptable risk	4,963.7	6,934.6	7,117.3	2.6%	43.4%
''C'' appreciable risk	4,915.6	7,518.4	7,112.9	-5.4%	44.7%
''D'' significant risk	3,860.1	4,616.5	5,746.5	24.5%	48.9%
''E'' unrecoverable	3,295.8	3,117.4	3,432.0	10.1%	4.1%
Gross loans	179,409.2	210,027.5	201,753.5	-3.9%	12.5%
Interbank and overnight funds	2,719.0	2,512.1	4,693.7	86.8%	72.6%
Total gross loans	182,128.1	212,539.7	206,447.2	-2.9%	13.4%

CDE loans / gross loans (*)	6.7%	7.3%	8.1%

Past due loans	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Performing	95,035.0	111,687.5	105,939.4	-5.1%	11.5%
Between 31 and 90 days past due	364.3	1,131.4	586.5	-48.2%	61.0%
+90 days past due	3,537.4	4,367.3	4,461.0	2.1%	26.1%
Commercial loans	98,936.7	117,186.3	110,986.9	-5.3%	12.2%
Performing	56,968.0	62,734.1	62,309.1	-0.7%	9.4%
Between 31 and 90 days past due	1,223.8	2,192.3	1,571.7	-28.3%	28.4%
+90 days past due	1,648.6	1,587.0	1,954.7	23.2%	18.6%
Consumer loans	59,840.5	66,513.4	65,835.5	-1.0%	10.0%
Performing	19,242.6	24,480.6	23,325.5	-4.7%	21.2%
Between 31 and 90 days past due	379.1	730.6	511.3	-30.0%	34.9%
+90 days past due	600.0	742.8	722.0	-2.8%	20.3%
Mortgages loans	20,221.7	25,954.0	24,558.8	-5.4%	21.4%
Performing	336.1	296.9	296.6	-0.1%	-11.8%
Between 31 and 90 days past due	18.5	36.6	26.0	-29.1%	40.7%
+90 days past due	55.8	40.3	49.8	23.5%	-10.7%
Microcredit loans	410.3	373.8	372.3	-0.4%	-9.3%
Gross loans	179,409.2	210,027.5	201,753.5	-3.9%	12.5%
Interbank & overnight funds	2,719.0	2,512.1	4,693.7	86.8%	72.6%
Total gross loans	182,128.1	212,539.7	206,447.2	-2.9%	13.4%

30 Days PDL / gross loans (*)	4.4%	5.2%	4.9%
90 Days PDL / gross loans (*)	3.3%	3.2%	3.6%

Loans by stages (%)	4Q19	3Q20	4Q20

Loans classified as Stage 2 / gross loans	4.5%	9.4%	13.2%
Loans classified as Stage 3 / gross loans	5.5%	5.6%	6.1%
Loans classified as Stage 2 and 3 / gross loans	10.0%	15.0%	19.3%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	14.4%	13.0%	11.4%
Allowance for Stage 3 loans / Stage 3 loans	52.4%	46.6%	49.4%
Allowance for Stage 2 y 3 loans / Stage 2 y 3 loans	35.5%	25.5%	23.5%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

8

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Grupo Aval’s coverage over its 90 days PDL was 1.5x for 4Q20 and 3Q20, and 1.4x for 4Q19. Allowance to CDE Loans was 0.7x for 4Q20, 3Q20 and 4Q19, and allowance to 30 days PDL was 1.1x for 4Q20, 0.9x for 3Q20 and 1.0x for 4Q19. Impairment loss, net of recoveries of charged off assets to average gross loans was 3.5% in 4Q20, 2.9% in 3Q20 and 2.1% in 4Q19. Charge-offs to average gross loans was 1.5% in 4Q20, 2.7% in 3Q20, and 4.1% in 4Q19.

Total gross loans	4Q19	3Q20	4Q20

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 days PDL	1.0	0.9	1.1
Allowance for impairment / 90 days PDL	1.4	1.5	1.5
Allowance for impairment / gross loans (*)	4.6%	4.7%	5.4%

Impairment loss / CDE loans	0.3	0.4	0.5
Impairment loss / 30 days PDL	0.5	0.6	0.8
Impairment loss / 90 days PDL	0.7	1.0	1.1
Impairment loss / average gross loans (*)	2.3%	3.1%	3.7%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.1%	2.9%	3.5%

Charge-offs / average gross loans (*)	4.1%	2.7%	1.5%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 34.1% to Ps 47,100.6 billion between December 31st, 2019 and December 31st , 2020 and 1.8% versus September 30th, 2020. Ps 39,327.7 billion of our total portfolio is invested in debt securities, which increased by 34.0% between December 31st, 2019 and December 31st , 2020 and by 0.6% since September 30th, 2020. Ps 6,639.0 billion of our total investment securities is invested in equity securities, which increased by 36.9% between December 31st, 2019 and December 31st , 2020 and by 11.3% versus September 30th, 2020.

Multi Financial Group contributed with Ps. 3.7 trillion of investment and trading assets (USD 1.1 billion).

Investment and trading assets	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Debt securities	4,673.1	4,793.5	4,781.0	-0.3%	2.3%
Equity securities	3,523.1	4,565.8	5,123.9	12.2%	45.4%
Derivative assets	917.4	1,185.3	1,133.9	-4.3%	23.6%
Trading assets	9,113.7	10,544.5	11,038.9	4.7%	21.1%
Investments in debt securities at FVTPL (non compliant with SPPI test)	10.1	8.1	7.4	-9.0%	-26.9%
Debt securities at FVOCI	21,609.0	28,879.6	28,966.4	0.3%	34.0%
Equity securities at FVOCI	1,328.1	1,396.9	1,515.1	8.5%	14.1%
Investments in securities at FVOCI	22,937.1	30,276.5	30,481.4	0.7%	32.9%
Investments in debt securities at AC	3,053.1	5,425.8	5,572.9	2.7%	82.5%
Investment and trading assets	35,114.0	46,255.0	47,100.6	1.8%	34.1%

9

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 5.6% for 4Q20, 4.8% for 3Q20 and 4.7% in 4Q19.

1.3 Cash and Cash Equivalents

As of December 31st, 2020 cash and cash equivalents had a balance of Ps 34,025.5 billion showing an increase of 13.0% versus December 31st, 2019 and decreasing 12.8% versus September 30th , 2020 (10.9% and -8.0% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 16.1% at December 31st, 2020, 18.0% at September 30th, 2020, and 17.2% at December 31st, 2019.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of December 31st, 2020 reached Ps 18,525.1 billion, increasing by 15.2% versus December 31st, 2019 and 0.7% versus September 30th, 2020.

Goodwill as of December 31st, 2020 was Ps 7,713.8 billion, increasing by 5.0% versus December 31st, 2019 and decreasing 8.2% versus September 30th, 2020, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of December 31st, 2020 reached Ps 10,811.2 billion and grew by 23.9% versus of December 31st, 2019 and 8.2% versus September 30th, 2020.

2. Liabilities

As of December 31st, 2020 funding represented 94.1% of total liabilities and other liabilities represented 5.9%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 270,466.4 billion as of December 31st, 2020 showing an increase of 17.4% versus December 31st, 2019 and a decrease of 4.3% versus September 30th, 2020 (15.8% and -0.2% excluding FX). Total customer deposits represented 78.3% of total funding as of the end of 4Q20, 76.8% for 3Q20 and 76.2% for 4Q19.

Multi Financial Group contributed with Ps. 14.6 trillion in total funding (USD 4.3 billion). Average cost of funds was 2.6% for 4Q20, 2.9% for 3Q20 and 3.8% for 4Q19.

10

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

2.1.1 Customer deposits

Customer deposits	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Checking accounts	16,812.8	24,378.5	20,928.6	-14.2%	24.5%
Other deposits	463.8	534.2	532.7	-0.3%	14.9%
Non-interest bearing	17,276.6	24,912.8	21,461.2	-13.9%	24.2%
Checking accounts	25,636.9	28,088.8	30,269.7	7.8%	18.1%
Time deposits	73,225.2	88,167.3	83,559.2	-5.2%	14.1%
Savings deposits	59,352.8	75,949.0	76,551.5	0.8%	29.0%
Interest bearing	158,214.8	192,205.1	190,380.4	-0.9%	20.3%
Customer deposits	175,491.4	217,117.8	211,841.6	-2.4%	20.7%

Of our total customer deposits as of December 31st, 2020 checking accounts represented 24.2%, time deposits 39.4%, savings accounts 36.1%, and other deposits 0.3%.

Multi Financial Group contributed with Ps. 10.1 trillion in deposits (USD 2.9 billion).

The following table shows the customer deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Banco de Bogotá	117,795.0	151,864.1	147,287.5	-3.0%	25.0%
Domestic	61,515.3	67,321.6	67,488.1	0.2%	9.7%
Central America	56,279.7	84,542.5	79,799.4	-5.6%	41.8%
Banco de Occidente	28,726.4	33,009.3	30,970.7	-6.2%	7.8%
Banco Popular	16,988.9	20,190.4	20,611.8	2.1%	21.3%
Banco AV Villas	11,851.4	12,988.9	13,966.8	7.5%	17.8%
Corficolombiana	4,067.5	4,834.0	4,926.7	1.9%	21.1%
Eliminations	(3,937.8)	(5,768.8)	(5,921.9)	2.7%	50.4%
Total Grupo Aval	175,491.4	217,117.8	211,841.6	-2.4%	20.7%

Deposits / Bank (%)	4Q19	3Q20	4Q20
Banco de Bogotá	67.1%	69.9%	69.5%
Domestic	35.1%	31.0%	31.9%
Central America	32.1%	38.9%	37.7%
Banco de Occidente	16.4%	15.2%	14.6%
Banco Popular	9.7%	9.3%	9.7%
Banco AV Villas	6.8%	6.0%	6.6%
Corficolombiana	2.3%	2.2%	2.3%
Eliminations	-2.2%	-2.7%	-2.8%
Total Grupo Aval	100.0%	100.0%	100.0%

11

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of December 31st, 2020 borrowings from banks and other totaled Ps 23,684.3 billion, remained flat annually and decreased 14.0% versus September 30th, 2020. Excluding FX, borrowings from banks and other decreased 1.7% versus December 31st, 2019 and decreased 9.6% versus September 30th, 2020.

2.1.3 Bonds issued

Total bonds issued as of December 31st, 2020 totaled Ps 27,760.8 billion and increased 26.7% versus December 31st, 2019 and decreased 5.9% versus September 30th, 2020. Excluding FX, bonds increased 26.4% versus December 31st, 2019 and decreased 4.1% versus September 30th, 2020.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of December 31st, 2020 non-controlling interest was Ps 14,782.3 billion which increased by 9.5% versus December 31st, 2019 and 1.2% versus September 30th, 2020. Total non-controlling interest represents 41.7% of total equity as of 4Q20, compared to 41.2% in 3Q20 and 40.5% in 4Q19. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	0
Corficolombiana	38.6%	39.6%	39.6%	-	95

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31st, 2020 was Ps 20,657.3 billion, showing an increase of 4.1% versus December 31st, 2019 and a decrease of 0.7% versus September 30th, 2020.

12

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Income Statement Analysis

Our net income attributable to the owners of the parent company for 4Q20 of Ps 635.1 billion showed a 11.2% decrease versus 4Q19 and a 8.1% decrease versus 3Q20.

Consolidated Statement of Income	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Interest income	5,055.7	5,108.8	4,816.6	-5.7%	-4.7%
Interest expense	2,160.3	2,079.5	1,764.4	-15.2%	-18.3%
Net interest income	2,895.4	3,029.3	3,052.1	0.8%	5.4%
Loans and other accounts receivable	1,030.6	1,615.3	1,908.5	18.2%	85.2%
Other financial assets	(5.3)	12.8	3.6	-72.0%	-168.1%
Recovery of charged-off financial assets	(103.3)	(89.4)	(103.0)	15.2%	-0.2%
Net impairment loss on financial assets	922.1	1,538.7	1,809.1	17.6%	96.2%
Net income from commissions and fees	1,494.0	1,267.3	1,385.8	9.4%	-7.2%
Gross profit from sales of goods and services	539.0	734.2	1,016.0	38.4%	88.5%
Net trading income	(36.2)	201.3	86.5	-57.0%	N.A
Net income from other financial instruments mandatory at FVTPL	55.2	59.7	59.7	0.0%	8.1%
Total other income	526.2	679.5	988.5	45.5%	87.9%
Total other expenses	2,849.7	2,625.4	2,829.4	7.8%	-0.7%
Net income before income tax expense	1,701.9	1,807.2	1,950.2	7.9%	14.6%
Income tax expense	418.8	565.5	547.1	-3.3%	30.6%
Net income for the period	1,283.1	1,241.7	1,403.1	13.0%	9.4%
Non-controlling interest	568.0	550.8	768.0	39.4%	35.2%
Net income attributable to owners of the parent	715.1	690.9	635.1	-8.1%	-11.2%

1. Net Interest Income

Net interest income	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Interest income
Commercial	1,875.1	1,895.0	1,695.2	-10.5%	-9.6%
Interbank and overnight funds	156.4	61.2	40.5	-33.9%	-74.1%
Consumer	2,303.4	2,352.6	2,269.5	-3.5%	-1.5%
Mortgages and housing leases	446.8	472.5	468.2	-0.9%	4.8%
Microcredit	26.5	24.1	23.4	-2.9%	-11.7%
Loan portfolio	4,808.3	4,805.4	4,496.8	-6.4%	-6.5%
Interests on investments in debt securities	247.4	303.4	319.7	5.4%	29.2%
Total interest income	5,055.7	5,108.8	4,816.6	-5.7%	-4.7%
Interest expense
Checking accounts	98.7	81.2	71.6	-11.8%	-27.5%
Time deposits	937.2	944.0	802.1	-15.0%	-14.4%
Savings deposits	392.5	351.6	266.5	-24.2%	-32.1%
Total interest expenses on deposits	1,428.4	1,376.7	1,140.2	-17.2%	-20.2%
Interbank borrowings and overnight funds	123.1	64.3	37.5	-41.6%	-69.5%
Borrowings from banks and others	238.9	222.2	175.7	-20.9%	-26.5%
Bonds issued	332.8	387.1	387.4	0.1%	16.4%
Borrowings from development entities	37.1	29.3	23.7	-19.2%	-36.2%
Total interest expenses on financial obligations	731.9	702.8	624.2	-11.2%	-14.7%
Total interest expense	2,160.3	2,079.5	1,764.4	-15.2%	-18.3%
Net interest income	2,895.4	3,029.3	3,052.1	0.8%	5.4%

13

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Our net interest income increased by 5.4% to Ps 3,052.1 billion for 4Q20 versus 4Q19 and increased 0.8% versus 3Q20. The increase versus 4Q19 was derived from a 18.3% decrease in total interest expense.

Our Net Interest Margin(1) was 5.3% for 4Q20, 5.1% in 3Q20 and 5.6% in 4Q19. Net Interest Margin on Loans was 5.9% for 4Q20, 5.8% in 3Q20, and 6.4% in 4Q19. On the other hand, our Net Investments Margin was 2.8% in 4Q20, 1.8% in 3Q20 and 2.0% in 4Q19.

In our Colombian operations, our Net Interest Margin was 5.3% for 4Q20 and 5.0% for 3Q20 and 4Q19. Net Interest Margin on Loans was 5.8% for 4Q20, 5.6% in 3Q20 and 5.7% in 4Q19. On the other hand, our Net Investments Margin was 3.6% in 4Q20 versus 2.3% in 3Q20 and 1.6% in 4Q19.

In our Central American operations, our Net Interest Margin was 5.2% for 4Q20, 5.3% in 3Q20 and 7.1% in 4Q19. Net Interest Margin on Loans was 6.1% for 4Q20 and in 3Q20, and 7.8% in 4Q19. On the other hand, our Net Investments Margin was 1.2% for 4Q20, 0.8% in 3Q20 versus 2.7% in 4Q19.

Net Interest Margin (1) was 5.2% for full year 2020 and 5.7% for full year 2019. Net Interest Margin on Loans was 6.0% for full year 2020 and 6.4% for full year 2019. Net Investments Margin was 1.5% for full year 2020 and 2.3% for full year 2019.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 96.2% to Ps 1,809.1 billion for 4Q20 versus 4Q19 and 17.6% versus 3Q20.

Net impairment loss on financial assets	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Loans and other accounts receivable	1,030.6	1,615.3	1,908.5	18.2%	85.2%
Other financial assets	(5.3)	12.8	3.6	-72.0%	-168.1%
Recovery of charged-off financial assets	(103.3)	(89.4)	(103.0)	15.2%	-0.2%
Net impairment loss on financial assets	922.1	1,538.7	1,809.1	17.6%	96.2%

Our annualized gross cost of risk was 3.7% for 4Q20, 3.1% for 3Q20 and 2.3% for 4Q19. Net of recoveries of charged-off assets our ratio was 3.5% for 4Q20, 2.9% for 3Q20 and 2.1% for 4Q19.

For the full year, gross cost of risk was 3.1% for FY20 and 2.4% for FY19. Net of recoveries of charged-off assets, cost of risk was 3.0% for FY20 and 2.2% for FY19.

(1)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 5.0% for 4Q20, 4.9% for 3Q20, 5.6% for 4Q19, 5.1% for FY20 and 5.6% for FY19.

14

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

3. Non-interest income

Total non-interest income	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Income from commissions and fees
Banking fees[1]	1,242.0	1,029.2	1,147.1	11.5%	-7.6%
Trust activities	82.7	91.2	91.8	0.7%	11.0%
Pension and severance fund management	293.2	287.8	302.1	5.0%	3.1%
Bonded warehouse services	40.4	37.8	45.8	21.4%	13.5%
Total income from commissions and fees	1,658.3	1,445.9	1,586.9	9.7%	-4.3%
Expenses from commissions and fees	164.4	178.6	201.1	12.6%	22.3%
Net income from commissions and fees	1,494.0	1,267.3	1,385.8	9.4%	-7.2%

Income from sales of goods and services	2,774.3	2,268.0	2,884.9	27.2%	4.0%
Costs and expenses from sales of goods and services	2,235.2	1,533.8	1,868.9	21.8%	-16.4%
Gross profit from sales of goods and services	539.0	734.2	1,016.0	38.4%	88.5%

Net trading income	(36.2)	201.3	86.5	-57.0%	N.A
Net income from other financial instruments mandatory at FVTPL	55.2	59.7	59.7	0.0%	8.1%

Other income
Foreign exchange gains (losses), net	337.4	221.8	731.3	229.7%	116.7%
Net gain on sale of investments and OCI realization	8.6	312.7	100.0	-68.0%	N.A.
Gain on the sale of non-current assets held for sale	5.2	8.8	68.0	N.A.	N.A.
Income from non-consolidated investments[2]	56.9	55.3	64.9	17.4%	14.1%
Net gains on asset valuations	12.2	(4.4)	(47.5)	N.A.	N.A
Other income from operations	105.9	85.3	71.7	-16.0%	-32.3%
Total other income	526.2	679.5	988.5	45.5%	87.9%

Total non-interest income	2,578.3	2,942.0	3,536.6	20.2%	37.2%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees decreased by 7.2% to Ps 1,385.8 billion for 4Q20 versus 4Q19 but increased 9.4% in the quarter. Income from commissions and fees decreased by 4.3% to Ps 1,586.9 billion in 4Q20 versus 4Q19 but increased 9.7% in the quarter. Excluding FX, net income from commissions decreased 10.3% and increased 10.5%, respectively. In Colombia, net income from commissions and fees decreased by 5.0% over the last year but increased 8.4% over the quarter. In Central America, net income from commissions and fees decreased by 9.8% over the last year and increased 10.6% over the quarter; excluding FX, net income decreased by 15.8% over the last year and increased 13.0% during the quarter.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) increased by 88.5% to Ps 1,016.0 billion for 4Q20 versus 4Q19 and 38.4% versus 3Q20 due to the recovery of energy & gas and infrastructure sectors.

15

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

3.3 Net trading income

Net trading income	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Trading investment income	131.3	211.4	302.1	42.9%	130.1%
Net income (loss) on financial derivatives	(179.3)	(49.6)	(216.5)	N.A.	20.7%
Other trading income on derivatives	11.9	39.5	0.9	-97.8%	-92.6%
Net trading income	(36.2)	201.3	86.5	-57.0%	N.A

3.4 Other income

Total other income for 4Q20 totaled Ps 988.5 billion mainly driven by foreign exchange gains, net.

4. Other expenses

Total other expenses for 4Q20 totaled Ps 2,829.4 billion and decreased 0.7% annually and increased 7.8% quarterly (-3.3% and 8.9% excluding FX). Our efficiency ratio measured as total other expenses to total income was 42.9% in 4Q20, 44.0% in 3Q20 and 52.1% in 4Q19. The ratio of annualized total other expenses as a percentage of average total assets was 3.4% in 4Q20, 3.1% in 3Q20 and 4.1% in 4Q19.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 35.8% in 4Q20, 37.7% in 3Q20 and 49.5% in 4Q19. The ratio of annualized total other expenses as a percentage of average total assets was 3.1% in 4Q20, 2.7% in 3Q20 and 3.6% in 4Q19.

In Central America, our efficiency ratio measured as total other expenses to total income, was 58.5% in 4Q20, 55.2% in 3Q20 and 56.6% in 4Q19. The ratio of annualized total other expenses as a percentage of average total assets was 4.1% in 4Q20, 3.9% in 3Q20 and 5.3% in 4Q19.

For full year, our efficiency ratio measured as operating expenses to total income was 46.0% for FY20 and 47.6% for FY19. The ratio of operating expenses as a percentage of average total assets was 3.4% for FY20 and 3.8% for FY19.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 4Q20, non-controlling interest in the income statement was Ps 768.0 billion, showing an 35.2% increase versus 4Q19 and an 39.4% increase versus 3Q20. The ratio of non-controlling interest to income before non-controlling interest was 54.7% in 4Q20, 44.4% in 3Q20 and 44.3% in 4Q19.

16

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation

Financial Statements Under Full IFRS

Information in Ps. Billions

		4Q19	3Q20	4Q20	Δ
					4Q20 vs. 3Q20	4Q20 vs. 4Q19

	Gross loans and receivables	124,173.3	131,777.2	131,166.7	-0.5%	5.6%

	Total assets	195,940.5	212,516.0	210,669.6	-0.9%	7.5%

	Customer deposits	119,211.7	132,575.3	132,042.2	-0.4%	10.8%

	Total liabilities	177,203.4	193,772.0	190,049.8	-1.9%	7.2%

	Net income for the period	873.5	968.5	1,190.1	22.9%	36.2%

	Net income attributable to owners of the parent	433.6	503.1	488.7	-2.9%	12.7%

			YTD 2019	YTD 2020	Δ
					2020 vs. 2019

	Net income for the period		4,020.1	3,462.1	-13.9%

A	Net income attributable to owners of the parent		2,109.7	1,545.8	-26.7%

Leasing Bogotá Panamá S.A. (1)

Financial Statements Under IFRS

Information in Ps. Billions

		4Q19	3Q20	4Q20	Δ
					4Q20 vs. 3Q20	4Q20 vs. 4Q19

	Gross loans and receivables	55,235.8	78,250.3	70,586.8	-9.8%	27.8%

	Total assets	82,892.1	121,349.1	112,226.3	-7.5%	35.4%

	Customer deposits	56,279.7	84,542.5	79,799.4	-5.6%	41.8%

	Total liabilities	68,281.0	104,667.8	97,406.5	-6.9%	42.7%

	Net income for the period	409.6	273.2	213.1	-22.0%	-48.0%

	Net income attributable to owners of the parent	281.6	187.8	146.4	-22.0%	-48.0%

			YTD 2019	YTD 2020	Δ
					2020 vs. 2019

	Net income for the period		1,345.4	1,169.5	-13.1%

B	Net income attributable to owners of the parent		924.7	803.7	-13.1%

A+B	Net income attributable to owners of the parent		3,034.4	2,349.5	-22.6%

(1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations.

17

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,659.5 billion (Ps 529.4 billion of bank debt and Ps 1,130.1 billion of bonds denominated in Colombian pesos) as of December 31st 2020. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds and Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of December 31st, 2020 the total amount outstanding (including interests payable) of such bonds was USD 2.0 billion, or Ps 6,937.8 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 3,273.0 billion of total liquid assets, a total gross indebtedness of Ps 8,597.2 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 5,324.2 billion as of December 31st, 2020. In addition to liquid assets, Grupo Aval Ltd. has Ps 1,505.7 billion in other loans to subsidiaries and investments in AT1 instruments of Ps 1,784.9 billion.

Total liquid assets as of December 31, 2020
Cash and cash equivalents	2,328.5
Fixed income investments	295.8
Callable Senior loans to subsidiaries	648.7
Total liquid assets	3,273.0

As of December 31st, 2020 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.18x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Double leverage (1)	1.14x	1.20x	1.18x	-0.01	0.05
Net debt / Core earnings (2)(3)	2.2x	3.5x	3.2x	-0.30	0.97
Net debt / Cash dividends (2)(3)	3.0x	4.6x	4.3x	-0.27	1.31
Core Earnings / Interest Expense (2)	6.1x	4.1x	4.3x	0.28	-1.78

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

18

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic and Multi Financial Group operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contact

Alejo Sánchez García

Strategic Planning and Investor Relations Manager Tel: +571 743 32 22 x 23422

E-mail: asanchez@grupoaval.com

19

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q19	3Q20	4Q20	Δ
				4Q20 vs. 3Q20	4Q20 vs. 4Q19

Cash and cash equivalents	30,117.2	39,012.4	34,025.5	-12.8%	13.0%

Investment and trading assets
Debt securities	4,673.1	4,793.5	4,781.0	-0.3%	2.3%
Equity securities	3,523.1	4,565.8	5,123.9	12.2%	45.4%
Derivative assets	917.4	1,185.3	1,133.9	-4.3%	23.6%
Trading assets	9,113.7	10,544.5	11,038.9	4.7%	21.1%
Investments in debt securities at FVTPL (non compliant with SPPI test)	10.1	8.1	7.4	-9.0%	-26.9%
Investments in securities at FVOCI	22,937.1	30,276.5	30,481.4	0.7%	32.9%
Investments in debt securities at AC	3,053.1	5,425.8	5,572.9	2.7%	82.5%
Investment securities	26,000.3	35,710.4	36,061.8	1.0%	38.7%
Hedging derivatives assets	166.6	35.1	156.2	N.A.	-6.2%

Gross loans
Commercial loans	101,655.7	119,698.4	115,680.6	-3.4%	13.8%
Commercial loans	98,936.7	117,186.3	110,986.9	-5.3%	12.2%
Interbank & overnight funds	2,719.0	2,512.1	4,693.7	86.8%	72.6%
Consumer loans	59,840.5	66,513.4	65,835.5	-1.0%	10.0%
Mortgages loans	20,221.7	25,954.0	24,558.8	-5.4%	21.4%
Microcredit loans	410.3	373.8	372.3	-0.4%	-9.3%
Total gross loans	182,128.1	212,539.7	206,447.2	-2.9%	13.4%
Loss allowance	(8,185.8)	(9,948.6)	(10,905.2)	9.6%	33.2%
Total loans, net	173,942.3	202,591.1	195,542.0	-3.5%	12.4%

Other accounts receivable, net	11,702.3	14,235.4	14,996.3	5.3%	28.1%
Non-current assets held for sale	206.2	416.3	240.4	-42.3%	16.6%
Investments in associates and joint ventures	988.0	1,026.8	1,029.3	0.2%	4.2%

Own-use property, plant and equipment for own-use and given in operating lease, net	5,783.2	6,110.2	5,998.3	-1.8%	3.7%
Right-of-use assets	2,125.6	2,233.4	2,035.5	-8.9%	-4.2%
Investment properties	936.8	934.5	817.5	-12.5%	-12.7%
Biological assets	104.9	117.1	122.7	4.8%	17.0%
Tangible assets	8,950.4	9,395.2	8,974.0	-4.5%	0.3%

Goodwill	7,348.6	8,405.5	7,713.8	-8.2%	5.0%
Concession arrangement rights	7,521.5	8,451.5	9,187.6	8.7%	22.2%
Other intangible assets	1,206.5	1,538.3	1,623.7	5.6%	34.6%
Intangible assets	16,076.6	18,395.3	18,525.1	0.7%	15.2%

Current	895.2	782.1	936.2	19.7%	4.6%
Deferred	246.6	1,168.1	861.7	-26.2%	N.A.
Income tax assets	1,141.8	1,950.2	1,797.9	-7.8%	57.5%

Other assets	427.2	552.3	508.5	-7.9%	19.0%
Total assets	278,832.6	333,865.1	322,895.9	-3.3%	15.8%

Trading liabilities	962.4	1,381.2	1,452.6	5.2%	50.9%
Hedging derivatives liabilities	94.3	191.6	56.6	-70.4%	-39.9%

Customer deposits	175,491.4	217,117.8	211,841.6	-2.4%	20.7%
Checking accounts	42,449.7	52,467.3	51,198.3	-2.4%	20.6%
Time deposits	73,225.2	88,167.3	83,559.2	-5.2%	14.1%
Savings deposits	59,352.8	75,949.0	76,551.5	0.8%	29.0%
Other deposits	463.8	534.2	532.7	-0.3%	14.9%
Financial obligations	54,844.6	65,411.8	58,624.8	-10.4%	6.9%
Interbank borrowings and overnight funds	9,240.5	8,364.4	7,179.6	-14.2%	-22.3%
Borrowings from banks and others	19,803.3	23,546.5	19,654.5	-16.5%	-0.8%
Bonds issued	21,918.3	29,510.9	27,760.8	-5.9%	26.7%
Borrowings from development entities	3,882.5	3,990.0	4,029.8	1.0%	3.8%
Total financial liabilities at amortized cost	230,336.0	282,529.6	270,466.4	-4.3%	17.4%

Legal related	194.7	199.6	241.8	21.1%	24.2%
Other provisions	674.0	675.0	671.1	-0.6%	-0.4%
Provisions	868.6	874.6	912.9	4.4%	5.1%

Current	387.3	383.3	406.2	6.0%	4.9%
Deferred	2,871.3	2,910.7	3,182.0	9.3%	10.8%
Income tax liabilities	3,258.6	3,293.9	3,588.2	8.9%	10.1%
Employee benefits	1,235.0	1,390.9	1,201.9	-13.6%	-2.7%
Other liabilities	8,729.4	8,777.9	9,777.9	11.4%	12.0%
Total liabilities	245,484.3	298,439.8	287,456.3	-3.7%	17.1%

Equity attributable to owners of the parent	19,850.6	20,812.7	20,657.3	-0.7%	4.1%
Non-controlling interest	13,497.7	14,612.6	14,782.3	1.2%	9.5%
Total equity	33,348.3	35,425.3	35,439.6	0.0%	6.3%

Total liabilities and equity	278,832.6	333,865.1	322,895.9	-3.3%	15.8%

20

Report of 4Q2020 and FY 2020 consolidated results Information reported in Ps billions and under IFRS, except per share information

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2019	YTD 2020	Δ	4Q19	3Q20	4Q20	Δ
			2020 vs. 2019				4Q20 vs. 3Q20	4Q20 vs. 4Q19
Interest income
Loan portfolio	18,491.2	18,947.0	2.5%	4,808.3	4,805.4	4,496.8	-6.4%	-6.5%
Interests on investments in debt securities	1,061.6	1,275.8	20.2%	247.4	303.4	319.7	5.4%	29.2%
Total interest income	19,552.7	20,222.8	3.4%	5,055.7	5,108.8	4,816.6	-5.7%	-4.7%

Interest expense
Checking accounts	413.9	328.1	-20.7%	98.7	81.2	71.6	-11.8%	-27.5%
Time deposits	3,595.6	3,663.4	1.9%	937.2	944.0	802.1	-15.0%	-14.4%
Savings deposits	1,503.3	1,467.6	-2.4%	392.5	351.6	266.5	-24.2%	-32.1%
Total interest expenses on deposits	5,512.8	5,459.1	-1.0%	1,428.4	1,376.7	1,140.2	-17.2%	-20.2%

Interbank borrowings and overnight funds	380.9	284.0	-25.4%	123.1	64.3	37.5	-41.6%	-69.5%
Borrowings from banks and others	1,014.3	860.5	-15.2%	238.9	222.2	175.7	-20.9%	-26.5%
Bonds issued	1,220.4	1,531.6	25.5%	332.8	387.1	387.4	0.1%	16.4%
Borrowings from development entities	138.8	127.1	-8.4%	37.1	29.3	23.7	-19.2%	-36.2%
Total interest expenses on financial obligations	2,754.4	2,803.1	1.8%	731.9	702.8	624.2	-11.2%	-14.7%
Total interest expense	8,267.2	8,262.3	-0.1%	2,160.3	2,079.5	1,764.4	-15.2%	-18.3%
Net interest income	11,285.5	11,960.5	6.0%	2,895.4	3,029.3	3,052.1	0.8%	5.4%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	4,194.0	6,267.2	49.4%	1,030.6	1,615.3	1,908.5	18.2%	85.2%
Other financial assets	(60.0)	74.8	N.A	(5.3)	12.8	3.6	-72.0%	-168.1%
Recovery of charged-off financial assets	(378.9)	(328.1)	-13.4%	(103.3)	(89.4)	(103.0)	15.2%	-0.2%
Net impairment loss on financial assets	3,755.1	6,013.9	60.2%	922.1	1,538.7	1,809.1	17.6%	96.2%
Net interest income, after impairment losses	7,530.4	5,946.6	-21.0%	1,973.3	1,490.7	1,243.0	-16.6%	-37.0%

Income from commissions and fees
Banking fees[1]	4,457.7	4,178.9	-6.3%	1,242.0	1,029.2	1,147.1	11.5%	-7.6%
Trust activities	334.9	343.3	2.5%	82.7	91.2	91.8	0.7%	11.0%
Pension and severance fund management	1,129.4	1,158.5	2.6%	293.2	287.8	302.1	5.0%	3.1%
Bonded warehouse services	161.3	155.3	-3.7%	40.4	37.8	45.8	21.4%	13.5%
Total income from commissions and fees	6,083.3	5,835.9	-4.1%	1,658.3	1,445.9	1,586.9	9.7%	-4.3%
Expenses from commissions and fees	628.0	742.5	18.2%	164.4	178.6	201.1	12.6%	22.3%
Net income from commissions and fees	5,455.3	5,093.4	-6.6%	1,494.0	1,267.3	1,385.8	9.4%	-7.2%

Income from sales of goods and services	9,156.6	9,144.8	-0.1%	2,774.3	2,268.0	2,884.9	27.2%	4.0%
Costs and expenses from sales of goods and services	6,781.8	6,321.5	-6.8%	2,235.2	1,533.8	1,868.9	21.8%	-16.4%
Gross profit from sales of goods and services	2,374.8	2,823.3	18.9%	539.0	734.2	1,016.0	38.4%	88.5%

Net trading income	761.9	1,295.4	70.0%	(36.2)	201.3	86.5	-57.0%	N.A
Net income from other financial instruments mandatory at FVTPL	217.6	252.4	16.0%	55.2	59.7	59.7	0.0%	8.1%

Other income
Foreign exchange gains (losses), net	312.3	363.0	16.3%	337.4	221.8	731.3	N.A.	116.7%
Net gain on sale of investments and OCI realization	198.6	613.2	N.A.	8.6	312.7	100.0	-68.0%	N.A.
Gain on the sale of non-current assets held for sale	23.4	112.0	N.A.	5.2	8.8	68.0	N.A.	N.A.
Income from non-consolidated investments[2]	314.3	311.7	-0.8%	56.9	55.3	64.9	17.4%	14.1%
Net gains on asset valuations	14.2	(50.3)	N.A	12.2	(4.4)	(47.5)	N.A.	N.A
Other income from operations	420.3	367.2	-12.6%	105.9	85.3	71.7	-16.0%	-32.3%
Total other income	1,283.0	1,716.9	33.8%	526.2	679.5	988.5	45.5%	87.9%

Other expenses
Loss on the sale of non-current assets held for sale	4.4	3.4	-22.1%	0.8	0.3	0.8	149.4%	-0.7%
Personnel expenses	4,085.4	4,400.5	7.7%	1,061.5	1,137.3	1,087.7	-4.4%	2.5%
General and administrative expenses	4,954.3	4,966.4	0.2%	1,424.6	1,206.1	1,366.0	13.3%	-4.1%
Depreciation and amortization	901.5	1,015.4	12.6%	229.8	262.6	268.3	2.2%	16.8%
Impairment loss on other assets	20.8	7.1	-66.0%	1.2	1.2	1.8	47.0%	45.1%
Other operating expenses	205.0	260.0	26.8%	131.8	17.9	104.8	N.A.	-20.5%
Total other expenses	10,171.3	10,652.7	4.7%	2,849.7	2,625.4	2,829.4	7.8%	-0.7%

Net income before income tax expense	7,451.7	6,475.3	-13.1%	1,701.9	1,807.2	1,950.2	7.9%	14.6%
Income tax expense	2,086.3	1,843.7	-11.6%	418.8	565.5	547.1	-3.3%	30.6%
Net income for the period	5,365.5	4,631.6	-13.7%	1,283.1	1,241.7	1,403.1	13.0%	9.4%

Net income for the period attibutable to:

Non-controlling interest	2,331.0	2,282.1	-2.1%	568.0	550.8	768.0	39.4%	35.2%

Net income attributable to owners of the parent	3,034.4	2,349.5	-22.6%	715.1	690.9	635.1	-8.1%	-11.2%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

21

Item 2

1 4Q20 and FY2020 Consolidated Earnings Results IFRS

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States .. As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate .. The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

Consolidated key results for the year

	COP $tn	2019	2020	20 vs 19
Balance Sheet	Gross Loans	$ 179.4	$ 201.8	12.5%
	Deposits	$ 175.5	$ 211.8	20.7%
	Deposits/Net Loans	1.01 x	1.08 x	0.07 x
Loan Quality	90 days PDLs / Gross Loans	3.3%	3.6%	31 bps
	Allowance/90 days PDLs	1.40 x	1.52 x	0.12 x
	Cost of risk	2.2%	3.0%	77 bps
Profitability	Net interest margin	5.7%	5.2%	(53) bps
	Fee income Ratio	25.5%	22.0%	(351) bps
	Efficiency Ratio	47.6%	46.0%	(155) bps
	Attributable net income	$ 3.03	$ 2.35	(22.6%)
	ROAA	2.0%	1.5%	(55) bps
	ROAE	16.4%	11.7%	(472) bps

Gross loans excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Cost of Risk** calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. **Net Interest Margin** includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures.

3

Grupo AVAL

4 COP $tn 2019 2020 20 vs 19 2019 2020 20 vs 19 Gross Loans $ 124.2 $ 131.2 5.6% $ 55.2 $ 70.6 27.8% Deposits $ 119.2 $ 132.0 10.8% $ 56.3 $ 79.8 41.8% Deposits/Net Loans 1.00 x 1.05 x 0.05 x 1.02 x 1.13 x 0.11 x 90 days PDLs / Gross Loans 4.0% 4.5% 52 bps 1.6% 1.8% 19 bps Allowance/90 days PDLs 1.31 x 1.44 x 0.10 x 1.90 x 1.89 x 0.00 x Cost of risk 2.1% 3.2% 104 bps 2.3% 2.6% 24 bps Net interest margin 5.3% 4.8% (42) bps 6.8% 5.8% (95) bps Fee income Ratio 20.9% 18.5% (242) bps 34.9% 28.5% (636) bps Efficiency Ratio 43.3% 40.3% (292) bps 56.3% 56.5% 20 bps Attributable net income $ 2.11 $ 1.55 (26.7%) $ 0.92 $ 0.80 (13.1%) ROAA 2.2% 1.7% (50) bps 1.7% 1.1% (59) bps ROAE 23.3% 17.2% (602) bps 9.8% 7.2% (260) bps Balance Sheet Loan Quality Profitability Key results per region for the year (1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period . (2) Attributable net income for Grupo Aval of Ps 2 , 349 . 5 bn for FY 20 corresponds to the Ps 1 , 545 .. 8 bn of our Colombian operation plus Ps 1 , 169 . 2 bn of our Central American operation multiplied by 68 . 7% , our stake in Banco de Bogotá . Gross loans e xcludes interbank and overnight funds . PDLs 90 + defined as loans more than 90 days past due . Cost of Risk c alculated as Impairment loss on loans and other accounts receivable net of recoveries of charged - off assets divided by average gross loans . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non - significant figures . Equity for Central America is calculated as LBP multiplied by our 68 . 7 % stake in the company . Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America . Colombia Central America (1) (2) 65.2% of Assets 34.8% of Assets

5 Macroeconomic context - Colombia ( 1 | 2 ) (4.2%) (4.1%) (8%) (6%) (4%) (2%) 0% 2% Trade balance Current Account Deficit 3.3 3.2 3.6 1.8 2.2 2.1 1.5 2.6 1.3 1.5 1.2 1.3 2.2 2.2 2.9 3.0 3.1 3.5 3.2 3.3 0.1 - 15.6 - 8.3 - 3.5 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2015 2016 2017 2018 2019 2020 3.0 2.1 1.4 2.6 3.3 -6.8 -17% -13% -9% -5% -1% 3% 7% Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Real GDP growth Inflation Colombian Central Bank's Interest rate 1.75% 1.61% - 3.51% Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted, constant prices o f 2015 GDP Oil Exports/Total Exports 2015: 40.4% 2016: 34.0% 2017: 35.0% 2018: 40.2% Source : Banco de la República de Colombia and DANE. 2019: 40.4% Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) FY GDP 3.0% 2.1% 1.4% 2.5% 3.3% - 6.8% Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 1.61% 0% 2% 4% 6% 8% 10% Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 12-Month inflation Lower target range Upper target range 1.56% Feb - 21: 2019 2020 2019 2020(3.3%) (3.7%) (4.4%) (3.3%) 2020: 28.2%

6 Macroeconomic context - Colombia ( 2 | 2 ) Source: Ministry of Finance. Projections start in 2021. Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) Colombian Peso Exchange Rate Source: Banco de la República de Colombia. 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 End of Period 3,149.5 3,000.6 2,919.0 2,880.1 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 4,054.5 3,756.3 3,865.5 3,432.5 Quarter Average 3,061.7 3,263.5 2,993.0 2,949.0 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 3,533.9 3,850.0 3,730.2 3,660.1 YTD Average 2,746.5 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 3,053.42 2,951.15 2,956.55 3,282.39 3,691.27 (2.4) (3.0) (4.0) (3.6) (3.1) (2.5) (7.8) (8.6) (2.5) (1.8) (1.2) (1.1) (1.1) (1.1) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Real fiscal deficit Projected fiscal deficit (Jun - 2020) 2021 Financial Plan (Mar - 2021) 8.9% 9.2% 9.4% 9.7% 10.5% 16.1% 9.8% 10.0% 10.6% 10.8% 11.2% 18.4% 2015 2016 2017 2018 2019 2020 LTM average national unemployment LTM average urban unemployment Jan - 20 Jan - 21 Urban 12.9% 19.5% National 13.0% 17.3% Unemployment (%) Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas.

7 (3%) (1%) 1% 3% 5% 7% Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 CR ES GU HO NI PA Cenam 3.2% 4.2% 5.2% 3.2% 1.0% 0.3% (1.6%) Macroeconomic context – Central America 3.2% 3.0% 2.1% 3.8% 2.7% 2.4% - 3.9% - 5.9% - 9.0% - 5.5% - 2.0% - 6.6% - 9.0% - 5.5% 3.6% 4.0% 2.3% 4.0% 4.9% 4.0% - 0.5% 2019 2020E 2021E Panamá Nicaragua Costa Rica Honduras Guatemala El Salvador Central America (1) Source: IMF (WEO October 2020); (1) Aggregate growth of all the Central American countries. Source: SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá, Cenam : Central America. Panamá as of December 2020. Source: SECMCA. Source: Bloomberg Regional Exchange Rates (100=12/31/2018) Central Bank’s Interest Rates Growth Outlook – Real GDP Inflation per Country % of total gross portfolio 35.0% 12.3% 5.8% 3.9% 8.2% 3.4% 1.5% 0% 1% 2% 3% 4% 5% 6% 7% Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Costa Rica Guatemala Honduras 3.00% 0.75% 1.75% 90 100 110 120 130 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Colón Quetzal Lempira Córdoba TRM 105.3 99.1 107.4 100.8 101.1

8 Digital strategy 1.5 1.8 2.1 3.2 0.9 1.2 1.4 1.6 2.4 3.0 3.5 4.8 2017 2018 2019 2020 1 10 14 21 4 5 8 16 5 15 22 37 2017 2018 2019 2020 164 672 956 122 176 269 621 122 340 941 1,578 2017 2018 2019 2020 + 66 cases Clients Sales (000) Products Advanced analytics Fraud Churn Origination Scoring Pricing Marketing + 40 Colombia + 26 Central america 164 672 956 Central America Colombia Million Digitalization

9 ESG Highlights 28.5% of our principal board members are women. ESRA implementation in some of our subsidiaries. Corporate Governance & Risk Management Issued a Ps 300 billion … Green Bond adhesion to included in Economic Impact 58% of loans disbursed were granted to women Environmental initiatives such as: Corporate Efficiencies Social & Environmental Human Capital Strengthening our Corporate Procurement Policy to include ESG Standards. First Financial Group in Colombia and Latin America to obtain the Friendly Biz Certification. Amazon Reforestation Bogotá River Decontamination Use of renewable energies 55% consolidated workforce is comprised by women. are Great Place to Work certified.

10 Net loans and leases Fixed income investments Unconsolidated equity investments Other 60.7 11.7 2.1 25.5 3Q20 60.6 12.2 2.4 24.9 4Q20 62.4 10.5 2.1 25.0 4Q19 Assets Assets Breakdown (%) Total Assets Exc. FX = Growth excluding FX movement of Central American Operations (1) Includes Ps.16.5 trillion of assets of Multi Financial Group. Growth excluding FX and the acquisition would have been 8.4% vs. 4Q19 (2) Net loans and leases include interbank and overnight funds (3) Foreign operations reflect Central American operations (2) (1) Colombian operation (%) Foreign (3) (%) 278.8 333.9 322.9 4Q19 3Q20 4Q20 Y/Y% = 15.8%; (Exc. Fx = 14.2%) Q/Q% = - 3.3%; (Exc. Fx = 0.8%) 70.3 29.7 63.7 36.3 34.8 65.2 Figures in Ps. Trillions

11 Loans and receivables Gross loans Gross loans Breakdown % Growth excluding FX movement of Central American Operations (1) Exc. FX = Growth excluding FX movement of Central American Operations (1) Includes Ps. 11.6 trillion of gross loans of Multi Financial Group. Ps. 6.7 trillion of commercial loans, Ps. 2.6 trillion of co nsumer loans and Ps. 2.4 trillion of mortgages loans. Gross loans growth excluding FX and the acquisition would have been 4.4% vs. 4Q19 179.4 210.0 201.8 4Q19 3Q20 4Q20 12.2 10.0 10.9 8.3 - 5.3 - 1.0 - 1.9 3.5 21.4 - 9.3 18.4 - 9.3 - 5.4 - 0.4 1.7 - 0.4 55.1% 55.8% 55.0% 33.4% 31.7% 32.6% 11.3% 12.4% 12.2% 0.2% 0.2% 0.2% Y/Y% Q/Q% Commercial Consumer Mortgages Microcredit 179.4 210.0 201.8 4Q19 3Q20 4Q20 Y/Y% = 12.5%; (Exc. Fx = 10.8%) Q/Q% = - 3.9%; (Exc. Fx = 0.2%) Figures in Ps. Trillions – Excluding interbank and overnight funds

12 Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk Quality Coverage 4.36% 5.16% 4.90% 3.26% 3.21% 3.56% 30 days PDLs / Gross loans 90 days PDLs / Gross loans 2.30% 3.08% 3.71% 2.07% 2.91% 3.51% Impairment loss / Average gross loans Impairment loss, net / Average gross loans 1.40x 1.48x 1.52x 1.05x 0.92x 1.10x 4.56% 4.74% 5.41% Allowance / Gross loans Allowance / 90+ PDLs Allowance / 30+ PDLs 1.25x 0.86x 0.44x 4Q19 3Q20 4Q20 FY19 FY20 2.4% 3.1% 2.2% 3.0% FY19 FY20 0.9x 0.6x

13 Loan portfolio quality 30 days past due formation 90 days past due formation (1) (2) 30 days past due loans 90 days past due loans Loans by Stages (%) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days pas t d ue. Figures in Ps. Billions 90.0% 85.0% 80.7% 4.5% 9.4% 13.2% 5.5% 5.6% 6.1% 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1 4Q19 3Q20 4Q20 Stage 3 Stage 2 Stage 1 Coverage by Stages (%) 1.1% 1.1% 1.1% 14.4% 13.0% 11.4% 52.4% 46.6% 49.4% 4Q19 3Q20 4Q20 Stage 3 Stage 2 Stage 1 4Q19 1Q20 2Q20 3Q20 4Q20 FY19 FY20 Initial +90 PDLs 5,846 5,842 6,305 6,271 6,737 5,188 5,842 New +90 PDLs 1,826 1,371 893 1,870 1,208 5,370 5,343 Charge-offs (1,829) (907) (927) (1,404) (758) (4,717)(3,997) Final +90 PDLs 5,842 6,305 6,271 6,737 7,187 5,842 7,187 4Q19 1Q20 2Q20 3Q20 4Q20 FY19 FY20 Initial +30 PDLs 8,155 7,827 8,353 8,483 10,829 7,195 7,827 New +30 PDLs 1,502 1,433 1,058 3,749 (187) 5,349 6,053 Charge-offs (1,829) (907) (927) (1,404) (758) (4,717)(3,997) Final +30 PDLs 7,827 8,353 8,483 10,829 9,883 7,827 9,883 4Q19 3Q20 4Q20 4Q19 3Q20 4Q20 Commercial 3.94% 4.69% 4.55% 3.58% 3.73% 4.02% Consumer 4.80% 5.68% 5.36% 2.76% 2.39% 2.97% Mortgages 4.84% 5.68% 5.02% 2.97% 2.86% 2.94% Microcredit 18.09% 20.58% 20.35% 13.60% 10.78% 13.37% Total loans 4.36% 5.16% 4.90% 3.26% 3.21% 3.56% (1) (2)

14 230.3 282.5 270.5 4Q19 3Q20 4Q20 Deposits Banks and others Bonds issued Interbank borrowings Funding composition (%) 4Q19 3Q20 4Q20 8.8 78.3 9.7 76.8 10.3 76.2 2.7 10.3 3.0 10.4 4.0 9.5 Q/Q% = - 4.3%; Y/Y% = 17.4%; (Exc. Fx = 15.8%) (Exc. Fx = - 0.2%) 17.2% 18.0% 16.1% 4Q19 3Q20 4Q20 1.01x 1.07x 1.08x 4Q19 3Q20 4Q20 Funding Cash / Deposits (%) (1) Deposits / Net loans (%) * Deposit composition (%) Exc. FX = Growth excluding FX movement of Central American Operations (1) Includes Ps. 14.6 trillion of funding of Multi Financial Group. Growth excluding FX and the acquisition would have been 9.6% vs. 4Q19 (2) Includes Ps. 10.1 trillion of deposits of Multi Financial Group. Growth excluding FX and the acquisition would have been 13.2 % v s. 4Q19 (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables 175.5 217.1 211.8 4Q19 3Q20 4Q20 Savings accounts Checking accounts Time deposits Others 0.3 24.2 36.1 39.4 Deposit composition (%) 4Q19 3Q20 4Q20 0.2 24.2 35.0 40.6 0.3 24.2 33.8 41.7 Y/Y% = 20.7%; (Exc. Fx = 18.9%) Q/Q% = - 2.4%; (Exc. Fx = 2.0%) (2) Total deposits Total funding Figures in Ps. Trillions

15 4Q19 3Q20 4Q20 4Q19 3Q20 4Q20 4Q19 3Q20 4Q20 4Q19 3Q20 4Q20 Primary capital (Tier 1) 9.1 9.7 8.9 9.6 8.4 8.7 8.5 8.8 8.7 9.7 11.0 10.7 Solvency Ratio 12.8 12.7 12.1 11.8 10.5 10.6 10.6 10.4 10.5 10.7 12.3 12.0 19.9 20.8 20.7 13.5 14.6 14.8 33.3 35.4 35.4 4Q19 3Q20 4Q20 Attributable equity Minority interest Q/Q% = 0.0% Y/Y% = 6.3% 19.9 20.8 20.7 4Q19 3Q20 4Q20 Q/Q% = - 0.7% Y/Y% = 4.1% Total equity / Assets 8.3% 9.2% 11.0% 10.6% 12.0% 7.9% Tangible equity ratio (1) Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) (2) Capital (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles (2) For 3Q20 Total Tier 1: CET1 :8.5% and AT1: 1.2% and for 4Q20 Total Tier 1: CET1 :7.8% and AT1: 1.1% (2)

16 4Q19 3Q20 4Q20 4Q20 / 4Q19 4Q20 / 3Q20 3.0 3.2 3.4 10.8% 3.5% 5.63% 5.08% 5.29% 4Q19 3Q20 4Q20 2.56% 2.95% 3.78% Cost of funds NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) Net Interest Income (1) (Trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.0% for 4Q20 , 4.9% for 3Q20 and 5.6% for 4Q19. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 6.36% 5.79% 5.87% 4Q19 3Q20 4Q20 Avg. Yield on loans 10.38% 9.05% 8.66% 1.96% 1.78% 2.77% 4Q19 3Q20 4Q20 Avg. Yield on fixed income and interbank & overnight funds 5.56% 5.04% 5.98% FY19 FY20 5.70% 5.17% 3.74% 3.10% FY19 FY20 6.40% 5.95% 10.36% 9.35% FY19 FY20 2.28% 1.54% 6.24% 4.93%

Fees and other operating income

Figures in Ps. Billions

Gross fee income

Y/Y% = -4.3% ; (Exc. Fx = -7.2%)

Q/Q% = 9.7% (Exc. Fx = 10.7%)


1,658.3
2.4%
17.7%
5.0%
74.9%
1,445.9
2.6%
19.9%
6.3%
71.2%
1,586.9
2.9%
19.0%
5.8%
72.3%
4Q19
3Q20
4Q20

	Y/Y%	Y/Y% (Exc. Fx)	Q/Q%	Q/Q% (Exc. Fx)
Banking fees	-7.6	-11.3	11.5	12.9
Trust activities	11.0	11.0	0.7	0.7
Pension fees	3.1	2.8	5.0	5.1
Other	13.5	13.5	21.4	21.4

% (dashed box) Growth excluding FX movement of Central American Operations

Non-financial sector (1)

	4Q19	3Q20	4Q20	FY19	FY20
Energy & gas	143	194	594	665	1,139
Infrastructure	478	637	500	2,028	2,046
Hotels	9	-16	13	32	-22
Agribusiness	14	5	11	14	23
Other (2)	-105	-86	-102	-363	-363
Total	**539**	**734**	**1,016**	**2,375**	**2,823**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	4Q19	3Q20	4Q20	FY19	FY20
Foreign exchange gains (losses), net	337	222	731	312	363
Net income (loss) on financial derivatives	-179	-50	-216	20	531
Other trading income on derivatives	12	39	1	122	139
Derivatives and foreign exchange gains (losses), net (1)	170	212	516	454	1,032
Gains on valuation of assets	12	-4	-47	14	-50
Net income from other financial instruments mandatory at FVTPL	55	60	60	218	252
Net gain on sale of investments and OCI realization (2)	9	313	100	199	613
Gain on the sale of non-current assets held for sale	5	9	68	23	112
Income from non-consolidated investments	57	55	65	314	312
Other income from operations	106	85	72	420	367
Total other income from operations	**414**	**729**	**833**	**1,643**	**2,639**

Exc. FX = Growth excluding FX movement of Central American Operations
(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

17

Grupo AVAL

18 4.1% 3.1% 3.4% 4Q19 3Q20 4Q20 FY19 3.8% FY20 3.4% Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income Cost to assets Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . 52.1% 44.0% 42.9% 4Q19 3Q20 4Q20 FY19 47.6% FY 20 46.0%

19 Profitability Figures in Ps. Billions Net income attributable to controlling interest ROAA (1) ROAE (2) (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity 715.1 690.9 635.1 4Q19 3Q20 4Q20 EPS $28.5 $31.0 $32.1 1.9% 1.5% 1.7% 4Q19 3Q20 4Q20 14.6% 13.6% 12.3% 4Q19 3Q20 4Q20 FY19 FY20 2.0% 1.5% FY19 FY20 16.4% 11.7% FY19 FY20 3,034.4 2,349.5 $ 136.2 $ 105.4

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel